Mission NewEnergy Limited
One Mission : One Energy : NewEnergy

Tempo Offices, Unit B2,
431 Roberts Rd, Subiaco,
Western Australia, 6008

Tel: + 618 6313 3975
Fax: + 618 6270 6339
Email: invest@missionnewenergy.com

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17 August 2012
ASX ANNOUNCEMENT

Mission NewEnergy Limited - Financial Restructure

Mission NewEnergy Limited (ASX:MBT) today announced that it has entered into a definitive term sheet with SLW International, LLC (**SLWI**) a substantial convertible note holder, which sets out the general terms on which SLWI would agree to provide the company with a US$5 million line of credit facility ("Facility"). The Facility is conditional on, amongst other things, the restructure of the company's existing convertible note debt.

"The funding package is very timely for the company. We see completion of the financial restructure as fundamental to the solvency of the company" said Nathan Mahalingam, Chief Executive Officer of Mission. "This additional capital will also allow the company the opportunity to pursue its new strategic plans" added Mahalingam.

In compliance with the ASX listing rules and ASIC takeover provisions, the restructure of the convertible note debt is subject to shareholder approval. The Board of Directors has requested an opinion from an Independent Expert on whether the restructure is fair and reasonable to shareholders in order to be able to recommend this proposal to shareholders at a General Meeting to be held soon.

Under the terms of the Facility, the company may draw up to US$5 million over the 24 month term of the Facility. At maturity or default, the company must repay the principal amount outstanding plus twenty five percent of the maximum principal amount reached during the term of the Facility, or US$1 million, whichever is greater. The Facility will be secured through a first priority security over all assets of the company, and if required by the lender, the company's subsidiaries and (or alternatively) security over the shares of the subsidiaries of the company, and the Facility may not be used for any capital expenditure

or debt service. Funds will be advanced in one or more tranches as agreed by the lender and all payments by the company of any material amount shall be subject to lender approval.

In addition to certain restrictions on activities of the company, the company shall be obligated to repay all or part of the then outstanding amount upon the receipt by the company or its subsidiaries of funds related to the sale or other disposal of any material assets. No such sale or disposal of assets may occur without the express and written prior approval of the lender.

The lender will have the right to appoint a Director to the Board and the company is required to maintain the ongoing employment of Mr. Nathan Mahalingam as Chief Executive Officer.

The company has agreed to deal exclusively with the lender for funding while completing the conditions to close, which include finalising definitive Facility documentation, definitive security documentation, shareholder approval, no material adverse change in respect of Mission's operations and the restructure of the convertible note debt.

The Facility requires that each existing convertible note is restructured by way of an exchange offer whereby each existing convertible note will be exchanged for a new convertible note ("Exchange Offer"). The key difference between an existing convertible note and a new convertible note being that the new note will bear no coupon/interest payments, will have a conversion ratio of one note to four hundred and thirty three ordinary shares and the condition that any proceeds from the sale of material assets will be first applied on a pro-rata basis towards settlement of the principal amount outstanding under the new convertible notes.

If the Exchange Offer is successful all further interest payment obligations of the company under the existing convertible notes would be removed and further, if the new convertible notes were to be converted to equity, the company would no longer be liable to repay its debt under such convertible notes which currently totals more than A$32 million. Instead of repaying the notes, the Company would issue approximately 219 million shares equal to approximately ninety six percent of the company.

The Independent Expert's Report will take into consideration the fact that the holders of new convertible notes could (if the new convertible notes are converted) end up controlling Mission, and accordingly shareholder approval will be sought under item 7 section 611 of the Corporations Act for that purpose.